UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

ICON plc

This report on Form 6-K is hereby incorporated by reference into the registration statements of ICON plc (“ICON”) on Form S-8 (Registration Nos. 333-152802, 333-204153, 333-231527, 333-254891, 333-257578 and 333-282826) and on Form F-3 (Registration No. 333-278943), and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Senior Notes

On August 13, 2026, ICON Investments Six Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of ICON, sold and issued $2.15 billion of senior unsecured notes (collectively, the “Notes”), consisting of $500 million aggregate principal amount of 5.064% Notes due 2029 (the “2029 Notes”), $1.0 billion aggregate principal amount of 5.421% Notes due 2031 (the “2031 Notes”) and $650 million aggregate principal amount of 5.995% Notes due 2036 (the “2036 Notes”), pursuant to the terms of a purchase agreement, dated August 5, 2026, among the Issuer, ICON and the several initial purchasers named therein (the “Initial Purchasers”). The Notes will be guaranteed on a senior unsecured basis by ICON.

The Notes were issued under an indenture, dated August 13, 2026 (the “Base Indenture”), between the Issuer, ICON and Citibank, N.A., as trustee (the “Trustee”), as supplemented by a supplemental indenture, dated August 13, 2026 (the “Supplemental Indenture”), among the Issuer, ICON and the Trustee. The 2029 Notes mature on August 13, 2029 and bear interest at a rate of 5.064% per annum, payable semi-annually in arrears on February 13 and August 13 of each year, commencing on February 13, 2027. The 2031 Notes mature on August 13, 2031 and bear interest at a rate of 5.421% per annum, payable semi-annually in arrears on February 13 and August 13 of each year, commencing on February 13, 2027. The 2036 Notes mature on August 13, 2036 and bear interest at a rate of 5.995% per annum, payable semi-annually in arrears on February 13 and August 13 of each year, commencing on February 13, 2027.

The sale of the Notes was not registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Notes were sold on a private placement basis to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S promulgated under the Securities Act. In connection with the offering, the Issuer, ICON and the Initial Purchasers entered into the registration rights agreement, dated as of August 13, 2026 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to use its commercially reasonable efforts (i) to cause to be filed and cause to become effective a registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange the Notes of each series for exchange notes of the same series, which will have terms identical in all material respects to such Notes, except that the exchange notes will not contain transfer restrictions, (ii) to keep such exchange offer registration statement effective until the closing of such exchange offers and (iii) subject to certain limitations, to cause such exchange offers to be consummated not later than November 11, 2027.

The Company applied the net proceeds from the offering to, (i) on August 13, 2026, repay all outstanding term loans under ICON’s senior secured term loan facility (the “Existing Term Loans”), (ii) on August 14, 2026, redeem, in full, the Issuer’s outstanding 5.809% Senior Secured Notes due 2027 (the “2027 Notes”), and (iii) on August 17, 2026, repay all outstanding borrowings under ICON Global Treasury Unlimited Company’s bridge facility credit agreement (the “Bridge Secured Credit Facility”). Upon repayment of the Bridge Secured Credit Facility and the Existing Term Loans, on August 17, 2026, the collateral securing ICON’s revolving credit facility and ICON group’s existing notes were automatically released, and the subsidiary guarantees under the existing notes were automatically released.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Base Indenture, the Supplemental Indenture (including the forms of each series of Notes included therein), and the Registration Rights Agreement, copies of which are attached as Exhibits 4.1, 4.2 and 4.3, respectively, to this Current Report on Form 6-K, and are incorporated by reference herein.

Exhibit List
Exhibit	Description
4.1	Indenture, dated as of August 13, 2026, by and among ICON Investments Six Designated Activity Company, ICON plc, and Citibank, N.A., as trustee.
4.2
Supplemental Indenture, dated as of August 13, 2026, by and among ICON Investments Six Designated Activity Company, ICON plc, and Citibank, N.A., as trustee (including the forms of 5.064% Note due 2029, 5.421% Note due 2031 and 5.995% Note due 2036).

4.3
Registration Rights Agreement, dated as of August 13, 2026, by and among ICON Investments Six Designated Activity Company, ICON plc, BofA Securities, Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date: August 17, 2026	By:	/s/ Nigel Clerkin
	Name:	Nigel Clerkin
	Title:	Chief Financial Officer